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The New Perspective Fund
333 South Hope Street
Los Angeles, California  90071
Phone (213) 486-9200

Vincent P. Corti
Secretary

November 30, 2009

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	The New Perspective Fund
File Nos. 002-47749 and 811-02333
Dear Ms. Hatch:

This letter is in response to oral comments we received from you on November 2, 2009 to the fund’s Post-Effective Amendment No. 66 to the Registration Statement under the Securities Act of 1933 and Amendment No. 49 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the fund’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on December 1, 2009.

1.         Investment objectives – page 3 of the fund’s prospectus

Comment:  The prospectus states that future income is a secondary objective of the fund. Please explain the term “future income.”

Response:   In pursuing its secondary objective of future income the fund invests in common stocks of companies with the potential to pay dividends in the future. We will include this language in the “principal investment strategies” section of the prospectus.

2.         Principal investment strategies – page 3 of the fund’s prospectus

Comment:  The prospectus states that “the fund invests primarily in common stocks of companies located around the world to take advantage of investment opportunities generated by changes in international trade patterns and economic and political relationships.” Please clarify this statement.

Response:   We will revise the language as follows:

“The fund seeks to take advantage of investment opportunities generated by changes in international trade patterns and economic and political relationships by investing in common stocks of companies located around the world.”

3.         Principal investment strategies – page 3 of the fund’s prospectus

Comment:  Please explain how investments are selected and any criteria for selecting investments.

Response:  We have clarified the language in this section to state that “In pursuing its primary investment objective, the fund invests primarily in common stocks that the investment adviser believes have the potential for growth. In pursuing its secondary objective, the fund invests in common stocks of companies with the potential to pay dividends in the future.”

Additionally, the last paragraph of this section states that the fund relies on the judgment of the investment adviser, that the basic investment philosophy of the investment adviser is to seek to invest in attractively valued companies that, in its opinion, represent good, long term investment opportunities and that the investment adviser believes that an important way to accomplish this is through fundamental analysis.  These are the common ideals that the fund’s portfolio counselors maintain in managing the fund’s assets.  The investment adviser uses a system of multiple portfolio counselors to manage the fund’s assets.  There are eight portfolio counselors named in the prospectus who manage their own portion of the fund’s assets, with others that manage smaller portions of the fund.  Each of these portfolio counselors may use different criteria to determine what, in his/her professional investment opinion, constitutes a company that appears to offer the potential for growth and/or future dividends.  There is not one or two criteria that these portfolio counselors implement for this purpose that could easily be disclosed in the prospectus.  We believe that to try to capture the various strategies used by all of the portfolio counselors in a sentence or two could be misleading to a shareholder.  We will add disclosure to the second paragraph of this section explaining that the fund’s assets are managed under a system of multiple portfolio counselors and a brief description of the system.

4.         Principal investment strategies – page 3 of the fund’s prospectus

Comment:  Does the fund invest in companies with a particular market capitalization?

Response:   The fund can invest in companies with a range of market capitalizations.

5.         Principal risks – page 3 of the fund’s prospectus

Comment:  The prospectus discusses the risks of investing in developing countries. Is investing in developing countries a principal investment strategy of the fund?

Response:   Although the fund may invest in securities of issuers in developing countries, it is not a principal investment strategy of the fund.

6.         Principal risks – page 3 of the fund’s prospectus

Comment:  The prospectus states that “The prices of the common stocks and other securities held by the fund may decline in response to certain events taking place around the world…”

What other types of securities does the fund purchase? Should they be described in the principal investment strategies section of the prospectus?

Response:   The fund may invest in other equity-type securities such as such as preferred stocks, convertible preferred stocks and convertible bonds. The fund also has the ability to invest a portion of its assets in bonds. Investing in these types of securities is not a principal investment strategy of the fund.

7.         Investment objectives, strategies and risks – page 8 of the fund’s prospectus

Comment:  Does the fund invest in particular types of securities such as “value” or “growth” stocks. If the fund invests in a particular type of security please describe this strategy in the prospectus.

Response:   The fund invests in common stocks with the potential for growth and/or future dividends. As discussed in response to your third comment, we will add language to this effect to the principal investment strategies section of the prospectus. We will also add the language to this section of the prospectus.

8.          Investment objectives, strategies and risks – page 8 of the fund’s prospectus

Comment:  You disclose that the fund may hold a significant portion of its assets in cash or money market instruments for temporary defensive purposes.  Please provide an example of when the fund may implement this strategy.

Response:   We will add disclosure that provides an example of when the investment adviser might determine that it is appropriate to employ this strategy.

The changes described above will also be made to the fund’s retirement plan prospectus, to the extent the change applies to that document. Thank you for your consideration of our response to your comments.

If you have any questions please do not hesitate to contact me at (213) 486-9422 or Tim McHale at (213) 615-0404.

Sincerely,
/s/ Vincent P. Corti
Vincent P. Corti
Secretary